# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

# FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-60283

First National Bancshares, Inc.
(Exact name of registrant as specified in its charter)

5817 Manatee Avenue West, Bradenton, Florida 34209
941-794-6969
(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

Common Stock, Par Value $0.10 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

| | |
|---|---|
| Rule 12g-4 (a)(1)(i) [ X ] | Rule 12h-3 (b)(1)(i) [ X ] |
| Rule 12g-4 (a)(1)(ii) [ ] | Rule 12h-3 (b)(1)(ii) [ ] |
| Rule 12g-4 (a)(2)(i) [ ] | Rule 12h-3 (b)(2)(i) [ ] |
| Rule 12g-4 (a)(2)(ii) [ ] | Rule 12h-3 (b)(2)(ii) [ ] |
| | Rule 15d-6 [ ] |

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Whitney Holding Corporation, as successor by merger to First National Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2006                    By: /s/ Thomas L. Callicutt, Jr.

                                        Thomas L. Callicutt, Jr.
                                        Chief Financial Officer